Exhibit 99.1

media release

Media enquiries please contact: Julie Sheather on
Tel: 61 2 8274 5206 Mob: 0409 514 643 or
Steve Ashe on Tel: 61 2 8274 5246
Mob: 0408 164 011

30 June 2004

James Hardie to Respond to Issues Raised

James Hardie will provide a comprehensive response to the Issues Paper released today by Counsel Assisting the Special Commission of Inquiry into the Establishment of the Medical Research and Compensation Foundation (MRCF).

The Issues Paper represents a summary of the issues that have been pursued by Counsel Assisting the Commission and makes a number of contentions about the actions of the company and its officers. There are no findings in relation to these contentions, and vigorous arguments will be put forward by the company in its defence.

James Hardie will respond in accordance with the process of the Commission, which requires that the company address these contentions in its submissions to the Inquiry. These submissions will be lodged during July. The Commission will make submissions public only after all submissions have been received on July 23, 2004.

Commissioner Mr David Jackson QC stated on June 23 that the “issues paper will make it clear that it is setting out issues and possible contentions rather than concluded views”. He went on to recognise that “there may be some elements of the issues paper which it would be fairer to make publicly available only when the contention can be read in conjunction with the submissions of the parties on it”.

James Hardie’s CEO Mr Peter Macdonald said the matters referred to in the Issues Paper are allegations, not findings of fact, and will be addressed by the company over the weeks ahead.

“The James Hardie Board believed that the funding set aside at the time the MRCF was created would meet the most likely estimate of future anticipated claims against the MRCF,” Mr Macdonald said.

“The Board is concerned by evidence presented to the Commission indicating that the funding may not be sufficient.

“All matters raised during the course of the Inquiry and in this Issues Paper are being reviewed by the company and will be treated very seriously.”

End.

The Counsel Assisting’s Issues Paper is available from the Commission’s website at http://www.lawlink.nsw.gov.au/Lawlink/Corporate/ll_corporate.nsf/pages/MRCF_index

Media Enquiries:

Julie Sheather – Vice President, Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Chris Falvey – Corporate Affairs Adviser
Telephone: 61 2 8274 5304
Mobile: 0414 359 235
Email: chris.falvey@jameshardie.com.au

Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer
This media release contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing

Media Release: James Hardie to Respond to Issues Raised

in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie to Respond to Issues Raised

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